UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

TESSCO Technologies Incorporated

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

872386107

(CUSIP Number)

Daniel J. Donoghue

Discovery Group I, LLC

191 North Wacker Drive

Suite 1685

Chicago, Illinois 60606

Telephone Number: (312) 265-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872386107

1.	Names of Reporting Persons. Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 544,514

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 544,514

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 544,514

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 872386107

1.	Names of Reporting Persons. Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 635,399

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 635,399

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 635,399

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 872386107

1.	Names of Reporting Persons. Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 635,399

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 635,399

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 635,399

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 872386107

1.	Names of Reporting Persons. Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 635,399

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 635,399

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 635,399

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 5 (the “Amendment No. 5”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of TESSCO Technologies Incorporated, a Delaware corporation (the “Company”), which has its principal executive offices at 11126 McCormick Road, Hunt Valley, Maryland 21031.  This Amendment No. 5 amends and supplements, as set forth below, the information contained in items 1, 3, 4, 5 and 6 of the Schedule 13D filed by the Reporting Persons on March 14, 2008, as amended by Amendment No. 1 thereto filed by the Reporting Persons with respect to the Company on April 14, 2008, Amendment No. 2 thereto filed by the Reporting Persons with respect to the Company on May 23, 2008, Amendment No. 3 filed by the Reporting Persons with respect to the Company on June 10, 2008 and Amendment No. 4 filed by the Reporting Persons with respect to the Company on July 9, 2008 (as so amended, the “Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.  Except as amended by this Amendment No. 5, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 5.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended to read in its entirety as follows:

The total purchase price for the 635,399 shares of Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy as of January 28, 2009 was approximately $9,522,141, and the total purchase price for the 544,514 shares of Common Stock beneficially owned by Discovery Equity Partners was approximately $8,153,273.  The source of such funds was the assets of Discovery Equity Partners and another private investment partnership (collectively, the “Partnerships”) over which Discovery Group exercises discretionary investment management authority, including proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Partnerships with a broker on customary terms and conditions.  None of the shares of Common Stock beneficially owned by the Reporting Persons currently serves as collateral for any such margin loans.  The Partnerships are the legal owner of all of the Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following as the fifth paragraph thereto:

By a letter dated January 28, 2009, Discovery Equity Partners has submitted to the Company a shareholder proposal under Securities and Exchange Commission Rule 14a-8 for inclusion in the Company’s proxy statement for the Company’s 2009 Annual Meeting of Stockholders.  The text of the proposal is as follows:

Stockholder Proposal

RESOLVED, that the stockholders of TESSCO Technologies Incorporated (“TESSCO”) request that the Board of Directors eliminate the Shareholder Rights Plan that was adopted on February 1, 2008.

Supporting Statement

Discovery Equity Partners L.P. (“DEP”) owns 544,524 TESSCO shares. Discovery Group I, LLC, DEP’s general partner, manages investment funds that own 13.4% of TESSCO, making Discovery Group TESSCO’s largest independent stockholder.  We are deeply troubled by the action taken by the Board on February 1, 2008 to deploy a corporate defense tactic aimed directly at thwarting a possible purchase of the Company.

The Board adopted the Rights Plan, often referred to as a Poison Pill, in direct response to Brightpoint, Inc.’s open-market acquisition of a 9.1% ownership position in TESSCO.  Brightpoint, a larger distributor of wireless equipment, was a logical strategic acquirer of TESSCO.  The aim of the Poison Pill seems to have been to block any unsolicited attempt by Brightpoint, or others, to acquire TESSCO, by preventing ownership of more than 20% of TESSCO stock without the Board’s approval.

It appears that the Board feared that shareholders would not agree with the adoption of a Poison Pill because; 1) the Board did not seek the shareholders’ consent, and 2) the Board simultaneously implemented Bylaw changes that increase the percentage of stockholders required to call a special stockholder meeting from 25% to 50%, thereby making it more difficult for stockholders to take contravening actions to the Board’s Poison Pill maneuver.

As a result of the Board’s defensive measures, we suspect that Brightpoint came to realize the futility of its strategic interest in TESSCO.  On July 1, 2008, TESSCO announced that it had agreed to repurchase Brightpoint’s shares.  This occurred just weeks after a June 12, 2008 meeting we held with Mr. Robert Barnhill, Chairman and Chief Executive Officer, at which we proposed that TESSCO conduct a share repurchase program so that any public shareholders desiring liquidity could have an opportunity to sell some shares back to the Company.  Mr. Barnhill objected to our idea on the basis of wanting to maintain long-term financial flexibility.  This goal was quickly trumped by the opportunity to be rid of a potential acquirer when Brightpoint, and no other shareholder, was provided full liquidity at $13.64 per share.

TESSCO Board’s actions run countercurrent to good corporate governance practices.  At present, less than one-third of the companies in the S&P 500 and the Russell 2000 have Poison Pills and that number is in decline.  According to its published criteria, proxy-advisor ISS will recommend that shareholders vote against director nominees if a Board adopts a Poison Pill without shareholder approval or does not commit to a shareholder vote within 12 months of adoption.  Glass-Lewis, another proxy advisor, states “…typically we recommend that shareholders vote against these plans to protect their financial interests…”

Vote FOR this proposal to communicate to the Board that no impediments should exist to any transaction, including a Company sale, which could be of financial benefit to public shareholders.

Item 5	Interests in the Securities of the Issuer

Item 5 of the Schedule 13D is amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based on 4,744,793 shares of Common Stock reported outstanding as of October 31, 2008 in the Company’s most recent Quarterly Report on Form 10-Q, for the period ended September 28, 2008.

Discovery Equity Partners beneficially owns 544,514 shares of Common Stock as of January 28, 2009, which represents 11.5% of the outstanding Common Stock.

Discovery Group beneficially owns 635,399 shares of Common Stock as of January 28, 2009, which represents 13.4% of the outstanding Common Stock.

Mr. Donoghue beneficially owns 635,399 shares of Common Stock as of January 28, 2009, which represents 13.4% of the outstanding Common Stock.

Mr. Murphy beneficially owns 635,399 shares of Common Stock as of January 28, 2009, which represents 13.4% of the outstanding Common Stock.

Discovery Group is the sole general partner of Discovery Equity Partners and has sole discretionary investment authority with respect to the other Partnership’s investment in the Common Stock.  Messrs. Donoghue and Murphy are the sole managing members of Discovery Group.  As a consequence, Discovery Group and Messrs. Donoghue and Murphy may be deemed to share beneficial ownership of all of the shares of Common Stock owned by both of the Partnerships, while Discovery Equity Partners shares beneficial ownership with Discovery Group and Messrs. Donoghue and Murphy of only the shares of Common Stock owned by it.

There have been no transactions in Common Stock effected by the Reporting Persons during the past 60 days.

No person other than the Partnerships is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended to read in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and the Partnerships, the margin loan facilities referred to under Item 3 of the Schedule 13D, the Joint Filing Agreements of the Reporting Persons with respect to the Schedule 13D that were included as exhibits thereto, the Joint Filing Agreement of the Reporting Persons with respect to this Amendment No. 5 included as Exhibit 1 to this Amendment No. 5, and the Powers of Attorney granted by Messrs Donoghue and Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as Exhibit 2 and Exhibit 3, respectively, to this Amendment No. 5.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1: Joint Filing Agreement dated as of January 28, 2009, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.
Exhibit 2: Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.
Exhibit 3: Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2009
Date

DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P.

By: Michael R. Murphy*
Signature

Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature

Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature

Michael R. Murphy
Name/Title

*By: /s/ Mark Buckley
Mark Buckley Attorney-in-Fact for Daniel J. Donoghue Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1:	Joint Filing Agreement dated as of January 28, 2009, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 2:	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008

Exhibit 3:	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008